UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K

Report of Foreign Private Issuer
Pursuant to Rule
13a-16
or
15d-16
under
the Securities Exchange Act of 1934

For the month of August, 2026	Commission File Number: 1-14678

CANADIAN IMPERIAL BANK OF COMMERCE
(Translation of registrant’s name into English)

CIBC Square, 81 Bay Street
Toronto, Ontario
Canada M5J 0E7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F:
Form 20-F ☐    Form 40-F ☑

The information contained in this report under “Management’s Discussion and Analysis” on pages 1-51 and “Interim Consolidated Financial Statements”, including the notes thereto on pages 52-75, is incorporated by reference into Registration Statements on
Form S-8
File Nos.
333-130283,
333-09874
and
333-218913
and Form
F-3
File Nos.
333-219550,
333-220284,
333-272447,
and
333-282307.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE

Date: August 27, 2026	By:	/s/ Allison Mudge
	Name:	Allison Mudge
	Title:	Senior Vice-President

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Report to Shareholders for the Third Quarter, 2026

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)